
March 20, 2024

Rongrong Dai
Chief Financial Officer
Green Giant Inc.
6 Xinghan Road, 19th Floor
Hanzhong City
Shaanxi Province, PRC 723000

      Re: Green Giant Inc.
          Form 10-K for Fiscal Year Ended September 30, 2023
          Filed December 28, 2023
          File No. 001-34864

Dear Rongrong Dai:

    We have reviewed your filing and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2023

Consolidated Statements of Operations and Comprehensive Loss, page F-5

1.   We note that for the year ended September 30, 2023, 51.1% of your revenues came from battery recycling. However, no such revenues were earned for the period ended December 31, 2023 and disclosure in your 10-Q indicates that you are still searching for a warehouse for your battery recycling production. On page 2 of the 10-K you disclose that in April 2023, you started the trading of metals to leverage the fluctuation in their prices. Please clarify whether you have begun recycling from batteries or if revenues recognized during the year ended September 30, 2023 are gains from trading in metals.

2.   We note your impairment of real estate property under development of $ 72.3 million and $ 73.6 million for the years ended September 30, 2023 and 2022, respectively. Please explain to us in detail your basis for including this impairment line as an operating expense for each of the years rather than as a component of cost of real estate sales to arrive at gross profit (loss). In your response please clarify which real estate projects were

impaired, the reason for impairment and cite the applicable accounting guidance used in making your determination.

General

3. We issued comment letters on October 25, 2023 and on February 21, 2024 on the Form F-4 initially filed by Green Giant Enterprise Inc. on October 3, 2023 and the preliminary proxy statements filed by Green Giant Inc. Please make the appropriate corresponding changes in your future periodic reports for the comments issued on the Form F-4, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan Wu